LoxSmith
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
LoxSmith Sales	82,507.69
Total Income	82,507.69
Cost of Goods Sold	
Bagel Supplies	2,165.38
Total COGS	2,165.38
Gross Profit	80,342.31
Expense	
Advertising and Promotion	150.00
Business Travel	
Fare	332.80
Parking	358.22
Tolls	191.40
Total Business Travel	882.42
Charges and Fees	
Bank Service Charges	950.25
CC Finance Charge	818.03
Fees Paypal	48.63
Fees Venmo	13.65
Total Charges and Fees	1,830.56
Computer and Internet Expenses	159.07
Insurance Expense	531.70
Postage and Delivery	693.13
Professional Fees	
Legal	3,124.75
Total Professional Fees	3,124.75
Repairs and Maintenance	945.86
Supplies	339.79
Telephone Expense	1,543.65
Total Expense	10,200.93
Net Ordinary Income	70,141.38
Other Income/Expense	
Other Income	
interest Income	3,125.15
Total Other Income	3,125.15
Net Other Income	3,125.15
Net Income	**73,266.53**

3:32 PM

03/17/22

Accrual Basis

LoxSmith
Balance Sheet
As of December 31, 2020

			Dec 31, 20
ASSETS			
Current Assets			
Checking/Savings			
Bank of America Checking 7173			2,512.09
Bank of America Savings 8607			0.24
Total Checking/Savings			2,512.33
Other Current Assets			
PayPal			-75.87
Venmo			-6,682.71
Total Other Current Assets			-6,758.58
Total Current Assets			-4,246.25
TOTAL ASSETS			**-4,246.25**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Visa 2826			2,177.27
Total Credit Cards			2,177.27
Other Current Liabilities			
Sales Tax Payable			283.59
Total Other Current Liabilities			283.59
Total Current Liabilities			2,460.86
Total Liabilities			2,460.86
Equity			
Opening Balance Equity			-2,132.92
Owner Draw and Contributions			
Advantis CU		1,169.06	
Apple Cash		6,988.06	
Coinbase		-20,285.36	
Interest		781.26	
Loan		10,000.00	
Owner Draw		-1,389.20	
Personal Expenses			
Medical	-6,490.29		
Personal Expenses - Other	-96,872.32		
Total Personal Expenses		-103,362.61	
Robinhood		4,727.47	
Tips Received		427.70	
Visa 0623		-12,081.96	
Voyager DB		-78.23	
Owner Draw and Contributions - Other		1,731.20	
Total Owner Draw and Contributions			-111,372.61
Retained Earnings			33,531.89
Net Income			73,266.53
Total Equity			-6,707.11
TOTAL LIABILITIES & EQUITY			**-4,246.25**

LoxSmith
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	73,266.53
Adjustments to reconcile Net Income	
to net cash provided by operations:	
PayPal	75.87
Venmo	6,682.71
Visa 2826	-4,352.28
Sales Tax Payable	141.80
Net cash provided by Operating Activities	75,814.63
FINANCING ACTIVITIES	
Owner Draw and Contributions	-1,956.55
Owner Draw and Contributions:Advantis CU	1,169.06
Owner Draw and Contributions:Apple Cash	6,139.96
Owner Draw and Contributions:Coinbase	-20,608.36
Owner Draw and Contributions:Owner Draw	-1,389.20
Owner Draw and Contributions:Personal Expenses	-48,496.63
Owner Draw and Contributions:Personal Expenses:Medical	-4,171.99
Owner Draw and Contributions:Robinhood	-85.13
Owner Draw and Contributions:Tips Received	213.85
Owner Draw and Contributions:Visa 0623	-6,021.00
Owner Draw and Contributions:Voyager DB	-78.23
Net cash provided by Financing Activities	-75,284.22
Net cash increase for period	530.41
Cash at beginning of period	1,981.92
Cash at end of period	**2,512.33**